SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-14640

For the month of March 2009

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant’s Name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

EXPLANATORY NOTE

This Form 6-K/A is being filed solely to correct the information disclosed on paragraphs 3.1 and 6.1 of Exhibit 99.3 (Protocol and Justification of Spin-Off of Unibanco Seguros S.A. with transfer of assets to Unibanco-União de Bancos Brasileiros S.A., dated February 28, 2009) to the Report on Form 6-K filed on March 3, 2009.  Other than the correction of such error, no part of the Report on Form 6-K filed on March 3, 2009 (Film no. 09652281) is being amended, and the filing of this Amended Report on Form 6-K/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to March 3, 2009.  For convenience, the Report on Form 6-K filed on March 3, 2009 is being amended and restated in its entirety herein as aforesaid.

Annex I to the Minutes of the Extraordinary Shareholders’ Meeting held on February 28, 2009

JUSTIFICATION AND PROTOCOL OF SPIN-OFF OF UNIBANCO SEGUROS S.A. WITH TRANSFER OF ITS SPIN-OFF ASSETS TO UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

By this Justification and Protocol of Spin-Off, executed according to provision of sections 224 and 225 of Rule No. 6,404, of January 15, 1976, and of other applicable legal provisions, and at the best form of law, parties qualified hereunder:

1. in its capacity as management body of UNIBANCO SEGUROS S.A., a corporation with its registered offices located in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 1,375 – 2nd to 8th floors and 10th floor, CNPJ No. 33.166.158/0001-95 (“UBBSEG”), its Board of Directors, hereunder represented by undersigned Officers; and

2. in its capacity as management body of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., a corporation with its registered offices located in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, enrolled with the Brazilian Tax Authorities under CNPJ 33.700.394/0001-40 (“UNIBANCO”), its Board of Executive Officers, herein represented by its undersigned Officers;

UBBSEG and UNIBANCO jointly referred to as “Companies” decide as follows:

(i) on November 28, 2008, Itaú Conglomerate and the Unibanco Conglomerate have merged into a sole and same conglomerate, in such manner that UNIBANCO then had all its issued shares held, directly or indirectly, by BANCO ITAÚ S.A. (“ITAÚ”), which, on its turn, has all its issued shared held by ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.;

(ii) with the Itaú Unibanco joint venture, it is coherent that both conglomerate’s business are integrated, in view of the of synergies and scale gain and diversification. The new Itaú Unibanco Conglomerate has the intention of unify their operation and management structures, with the consequent optimization of the number of entities, of their business, assets and results;

(iii) several activities carried out by Conglomerado Unibanco and, specially by UNIBANCO VIDA E PREVIDÊNCIA S.A. (“UVP”), are also carried out by Conglomerado Itaú, including by means of its affiliated ITAÚ VIDA E PREVIDÊNCIA S.A. (“ITAUPREV”), now deemed consistent that the similar activities be grouped in such manner as to be performed by a sole company;

(iv) UBBSEG holds 100% of shares of UVP;

(v) differently of Conglomerate UNIBANCO, in which until this moment the activities related to insurance and social security that were under direct and indirect control of UBBSEG, in the of Conglomerate ITAU, ITAUPREV is the company related to ITAÚ, although the first one is not under control of the second one;

(vi) in order to facilitate the integration process of said activities into a sole vehicle, it is initially necessary to differentiate said corporate interest of UBBSEG, upon the current spin-off, so as to allow, at a future moment, that the activities performed by ITAUPREV be included within the operational context of UVP;

NOW THEREFORE parties decide to execute this Justification and Protocol of Spin-Off of UBBSEG, hereafter referred to as Justification and Protocol, that will be governed by the following terms and conditions:

1. REASONS

1.1 Companies’ managers, after preliminary surveys on the convenience of the spin-off have agreed, based on the grounds provided on the paragraphs hereinbefore, that the spin-off of UBBSEG, with the transfer of the spun-off portion to UNIBANCO, will comply fully with the corporate interests of the new Itaú Unibanco Conglomerate and of the Companies, thus allowing the rationality of its management and commercial activities and businesses and the optimization of its structure costs, according to the to afore mentioned aspects;

1.2 It should be noted that the purpose of the current spin up is mainly the transfer of portion of UBBSEG assets to UNIBANCO, and the spun-off portion to be merged by UNIBANCO is estimated in R$199,674,712.73 (one hundred and ninety nine million, six hundred and seventy four thousand, seven hundred and twelve and seventy three cents).

1.3 Remaining portion of UBBSEG equity corresponds to R$1,419,344,879.64 (one billion, four hundred and nineteen million, three hundred and forty four thousand, eight hundred and seventy nine reais and sixty four cents).

2. ASSESSMENT CRITERIA

2.1. UBBSEG net equity to be absorbed by UNIBANCO should be estimated at book value, based on UBBSEG balance sheet prepared on December 31, 2008.

2.2. PricewaterhouseCoopers Auditores Independentes, a consulting company expert in the area, (“Appraiser Company”), was hired to carry out the assessment of the value of the spun-off assets of UBBSEG to be transferred to UNIBANCO, using as basis for said assessment the financial statements prepared on December 31, 2008 (“Spin-off Data Base”).

2.3. After the spin-off, UBBSEG will continue to exist without interruption, and due to the transfer of the spun-off portion, its stockholders’ equity will be reduced as follows:

Accounts	Account balance on Dec. 31, 2008	Spin-off	Accounting balance after spin-off
CAPITAL STOCK (*)	1.033.199.989,85	145.687.363,14	887.512.626,71
CAPITAL RESERVE	127.201.362,20	17.936.151,01	109.265.211,19
REVALUATION RESERVE	5.555.465,67		5.555.465,67
PROFITS RESERVES	540.950.789,28	76.276.856,51	464.673.932,77
Legal Reserve	131.482.826,81	18.539.863,07	112.942.963,74
Statutory Reserve	409.464.896,27	57.736.993,44	351.727.902,83
Profits Reserve - other	3.066,20		3.066,20
ADJUSTMENT WITH NOTES AND SECURITIES	-87.888.014,63	-40.225.657,93	-47.662.356,70
	1.619.019.592,37	199.674.712,73	1.419.344.879,64

(*) Includes capital increase in the amount of R$33,199,989.85 (in the process of being approved).

2.4. UNIBANCO should incorporate the spin up portion of UBBSEG that comprises assets and liabilities described on Exhibit I, at the amount of R$199,674,712.73 (one hundred and ninety nine million, six hundred and seventy four thousand, seven hundred and twelve and seventy three cents). Said incorporation of spun-off portion will not imply an increase UNIBANCO capital stock, and neither in the issuance of new share for the reasons described in item 3.1.hereafter.

2.5. The effective date of spin-off will be February 28, 2009 (“Spin-off Effective Date”). Spin-off will become in force upon (i) a Shareholder[s Meeting of UBBSEG, where should be approved the spin-off, this Protocol and Justification, and the decrease of capital stock, its managers being entitled to make all necessary actions to the spin-off, (ii) a Shareholders Meeting of UNIBANCO, that should approve the spin-off, this Protocol and Justification and the designation of Appraising Company, the appraisal report to be prepared by Appraising Company and its managers being entitled to make all necessary actions to the merger of the spun-off portion.

2.6. Eventual assets variation on the spun-off portion occurred between the Spin-off Data Base and the Spin-off Effective Date, if applicable, will be transferred to the account of UBBSEG.

3. CORPORATE REPLACEMENT

3.1 In regards to the spin-off of assets and liabilities of UBBSEG included on Exhibit I, that will be transferred to the equity of UNIBANCO:

(i) the sole shareholders of UBBSEG are UNIBANCO and the directors of UBBSEG. Each of the directors of UBBSEG holds one preferred share of UBBSEG (“Fiduciary Share”), which are fiduciary shares and will return to UNIBANCO when the directors of UBBSEG resign. Pursuant to the fiduciary share assignment agreements, any security that is attributed to the Fiduciary Shares as a result of corporate restructurings, including stock splits, dividends or transactions such as the current Spin-Off, shall be attributed to UNIBANCO. For this reason, the spin-off will be implemented without the capital increase, that is to say, without the issuance of new UNIBANCO shares, UNIBANCO investment at UBBSEG being reduced, in compensation for its equity, with the consequent registry of spin up portion of UBBSEG at the accounting of UNIBANCO, upon mere replacement of accounting terms;

(ii) as there is no capital increase due to merge of spin share of UBBSEG, this spin-off will not call for an issuance of new shares of UNIBANCO, with no need to set criteria for the substitution relationship foreseen on section 224, item I, of Rule No. 6,404/76. Also, will not be applied section 225, item II, of Rule No. 6,404/76.

(iii) once UBBSEG does not own UNIBANCO shares, there is no need to adopt a solution in regards to the shares of UNIBANCO equity owned by UBBSEG.

4. CAPITAL STOCK

4.1. As per provision on item 2.3., UBBSEG capital stock will be reduced in R$145,687,363.14 (one hundred and forty five million, six hundred and eighty seven thousand, three hundred and sixty three reais and fourteen cents) without annulment of shares, due to the transfer of its spun-off portion to UNIBANCO.

4.1.1. So, in case the terms hereof are approved, the Shareholders Meeting of UBBSEG should also decide in regards to the amendment of caput of Article 5º of UBBSEG By Laws which, if the Shareholders Meeting approves this spin-off, shall be wording as follows:

“Article 5:-        The capital stock is R$887,512,626.71 (eight hundred and eighty seven million, five hundred and twelve thousand, six hundred and twenty six reais and seventy one cents), divided into 1,088,757,111 (one billion, eighty eight million, seven hundred and fifty seven thousand and one hundred and eleven) nominative shares at no par value, being 662,914,366 (six hundred and sixty two million, nine hundred and fourteen thousand and three hundred and sixty six) common shares and 425,842,745 (four hundred and twenty five million, eight hundred and forty two thousand and seven hundred and forty five) preferred shares .”

4.2. UNIBANCO capital stock will remain unchanged, as per item 3.1 (i) hereinbefore.

5. CORPORATE PURPOSE

5.1. As UNIBANCO corporate purpose already allows the performance of activities derived from the acceptance of assets and liabilities included in Exhibit I, including the equity interest in other companies, it will not be necessary to change its corporate purpose to as to include said activity.

6. MISCELLANEOUS

6.1. As UNIBANCO and the directors of UBBSEG are the sole shareholders of UBBSEG and have approved the Spin-Off, it is not necessary to set forth the reimbursement value of shares and is not applicable to provision on Section 264 of Rule No. 6,404/76.

6.2. UNIBANCO will succeed the UBBSEG only on assigned duties, as per the sole paragraph of Section 233 of Rule No. 6,404/76.

6.3. It should be pointed out, as per Exhibit to Resolution CNSP 166/07, that the spin-off dealt with hereunder was submitted to approval of the Private Insurance Superintendence by means of mail dated of January 19, 2009, so as this spin-off is subject to the approval of such authority. Also, in the terms of Resolution CMN 3,040/02, this transaction is subject to the approval of the Brazilian Central Bank.

6.4. This document is executed irrevocably and irretrievably, binding signatories and their successors.

In witness whereof the parties hereto execute 06 counterparts of this instrument, together with the undersigned 02 witnesses.

São Paulo, February 28, 2009.

BOARD OF DIRECTORS OF UNIBANCO SEGUROS S.A. (represented, as per authorization of the Board of Directors, by two Officers)

EXECUTIVE BOARD OF OFFICERS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (represented, as per authorization of the Executive Board of Officers, by two Officers)

WITNESSES :

1	2

EXHIBIT I

Elements – Spun-off Assets and Liabilities

I – Balance Sheet (Spun-off Balances)
Unibanco Seguros S.A.

Accounts	Account balance on Dec. 31, 2008	Spin-off	Ref	Accounting balance after spin-off
ASSETS
AVAILABLE FUNDS	46,479,208.35			46,479,208.35
INVESTMENTS	2,265,852,137.54			2,265,852,137.54
OPER CREDITS INSURANCE AND REINSURANCE	1,478,373,918.64			1,478,373,918.64
RECEIVABLES (NOTES AND CREDITS)	128,932,815.18			128,932,815.18
OTHER SECURITIES AND ASSETS	21,935,000.00			21,935,000.00
ADVANCE EXPENSES	6,763,226.32			6,763,226.32
DEFERRED COMM. EXPENSES	1,349,987,606.59			1,349,987,606.59
LONG-TERM RECEIVABLES	910,257,093.93			910,257,093.93
PERMANENT	587,821,572.56	199,674,712.73	a	388,146,859.83
TOTAL ASSETS	6,796,402,579.11	199,674,712.73		6,596,727,866.38
LIABILITIES
ACCOUNTS PAYABLE	138,685,664.37			138,685,664.37
OPER DEBITS INSURANCE AND REINSURANCE	808,706,762.74			808,706,762.74
THIRD-PARTY DEPOSITS	60,000,611.51			60,000,611.51
TECHNICAL PROV – INS. AND REINSURANCE	3,899,652,722.57			3,899,652,722.57
LONG-TERM LIABILITIES	270,337,225.55			270,337,225.55
NET EQUITY	1,619,019,592.37	199,674,712.73	b	1,419,344,879.64
TOTAL LIABILITIES	6,796,402,579.11	199,674,712.73		6,596,727,866.38

II – Details of spin-off items
(a)	Investment in Unibanco Vida e Previdência S.A. An interest percentage of 100%, represented by 39,565,413 common shares.

(b)	Net Equity. Detailed as follows:

Accounts	Account balance on Dec. 31, 2008	Spin-off	Accounting balance after spin-off
CAPITAL STOCK (*)	1,033,199,989.85	145,687,363.14	887,512,626.71
CAPITAL RESERVE	127,201,362.20	17,936,151.01	109,265,211.19
REVALUATION RESERVE	5,555,465.67		5,555,465.67
PROFITS RESERVES	540,950,789.28	76,276,856.51	464,673,932.77
Legal Reserve	131,482,826.81	18,539,863.07	112,942,963.74
Statutory Reserve	409,464,896.27	57,736,993.44	351,727,902.83
Profits Reserve - other	3,066.20		3,066.20
ADJUSTMENT WITH NOTES AND SECURITIES	-87,888,014.63	-40,225,657.93	-47,662,356.70
	1,619,019,592.37	199,674,712.73	1,419,344,879.64
(*) Includes capital increase in the amount of R$33,199,989.85 (in the process of being approved).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.